SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: May 11, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media release
Media release
SIGNATURES

     This Form 6-K consists of three press releases relating to regulatory actions by the Federal Reserve Board and the Swiss Federal Banking Commission. These press releases appears immediately following this page.

UBS AG

Media Relations
Tel. +41-1-234 85 00

www.ubs.com

10 May 2004

Media release

UBS statement on regulatory actions by the U.S. Federal Reserve and the Swiss Federal Banking Commission

The Federal Reserve Board (FED) and the Swiss Federal Banking Commission (SFBC) have sanctioned UBS in connection with violations of an agreement governing its involvement in the “Extended Custodial Inventory Program” for US dollar banknotes. The FED has announced that it will levy a civil penalty of USD 100 million. UBS recognizes that very serious mistakes were made, accepts the sanctions and expresses its regret. It has already instituted corrective and disciplinary measures and has decided to exit the international banknote trading business.

Zurich / Basel — 10 May 2004 — In 1996, UBS, through its Investment Bank, entered an agreement with the Federal Reserve Bank of New York (NY FED) as part of the “Extended Custodial Inventory Program” (ECI). The ECI agreement allowed UBS to maintain in Zurich a depot for US dollar banknotes for the NY FED. Such depots are established with private sector banks in order to ease the introduction and circulation of new US dollar banknotes while retiring old ones.

As part of the agreement, UBS undertook not to deliver, accept or deposit US dollar banknotes into or out of the NY FED depot to or from clients in countries facing US trade restrictions.

After NY FED enquiries, UBS found that banknotes had been traded with Cuba, Iran, Libya and Yugoslavia, in breach of the agreement.

UBS subsequently launched, in close co-operation with the authorities, a comprehensive internal investigation, with a taskforce including outside counsel.

That investigation further revealed that the former employees involved had submitted false reports to the NY FED concealing the transactions in question.

Media Relations
10. Mai 2004
Page 2 of 2

As a consequence of these findings, and having taken into account UBS’s cooperation, the FED has announced that it will levy a civil penalty of USD 100 million. The SFBC has reprimanded UBS, and will make inspections to assess the effectiveness of UBS’s corrective measures.

Peter Wuffli, Chief Executive Officer, said: “UBS recognizes that very serious mistakes were made. We accept the sanctions, take full responsibility, and would like to express our regret. We have already instituted a number of corrective and disciplinary measures. The behavior highlighted by the investigation cannot and will not be tolerated in UBS. We will do everything we can to prevent similar incidents and put this matter behind us.”

Several employees have been dismissed. Disciplinary measures were taken against other employees.

In addition, UBS has decided to end its banknotes trading business with counterparties in countries outside Switzerland. UBS will in future limit its banknotes business to physical delivery to financial institutions in Switzerland and Liechtenstein. The banknotes trading to be discontinued is an immaterial part of UBS’s foreign exchange business. UBS has no intention to re-enter this business.

UBS

UNITED STATES OF AMERICA
BEFORE THE
BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
WASHINGTON, D.C.

In the Matter of	)
	)	Order of Assessment of a Civil
UBS, AG	)	Money Penalty Issued Upon
Zurich, Switzerland	)	Consent
)
)
)

     WHEREAS, pursuant to Sections 8(b)(4) and 8(i) of the Federal Deposit Insurance Act, as amended (12 U.S.C. §§ 1818(b)(4) and 1818(i)) (the “FDI Act”), the Board of Governors of the Federal Reserve System (the “Board of Governors”) issues this Order of Assessment of a Civil Money Penalty Issued Upon Consent (the “Order”) against UBS, AG (“UBS”), Zurich, Switzerland, a foreign bank as defined in Section 3101(7) of the International Banking Act (12 U.S.C. § 3101(7));

     WHEREAS, UBS operated an Extended Custodial Inventory facility in Zurich, Switzerland (“Zurich ECI”) as an independent contractor of the Federal Reserve Bank of New York (the “Reserve Bank”) to facilitate, among other things, the distribution and repatriation of U.S. currency. The operations of the Zurich ECI were governed by a contractual agreement between UBS and the Reserve Bank (the “Agreement”);

     WHEREAS, UBS’ operations in Switzerland are subject to supervision by the Swiss Federal Banking Commission, which is taking action with respect to activities conducted by UBS relating to the Zurich ECI;

     WHEREAS, the Reserve Bank has determined that: (1) in violation of the Agreement, UBS engaged in U.S. dollar banknote transactions through the Zurich ECI with counterparties in jurisdictions subject to sanctions by the Office of Foreign Assets Control of the U.S. Department of the Treasury, specifically, Cuba, Libya, Iran, and Yugoslavia; and (2) in violation of law, certain former officers and employees of UBS engaged in intentional acts aimed at concealing those banknote transactions from the Reserve Bank, including, but not limited to, the falsification of monthly reports submitted by UBS to the Reserve Bank;

     WHEREAS, in assessing this civil money penalty, the Board of Governors took into account UBS’ cooperation in investigating these matters;

     WHEREAS, pursuant to section 8(i) of the Federal Deposit Insurance Act, as amended (the “FDI Act”) (12 U.S.C. § 1818(i)), the Board of Governors is assessing a civil money penalty of $100,000,000 against UBS for its violations of law;

     WHEREAS, on May 7, 2004 the Group Executive Board of UBS adopted resolutions:

          1. authorizing and directing Peter Kurer to enter into this Order on behalf of UBS and consenting to compliance by UBS with each and every provision of this Order; and

          2. waiving any and all rights that UBS may have pursuant to Section 8 of the FDI Act and 12 C.F.R. Part 263 or otherwise:

               (a) to the issuance of a notice of assessment of a civil money penalty;

               (b) to a hearing for the purpose of taking evidence with respect to any matter implied by or set forth in this Order;

               (c) to judicial review of this Order; and

               (d) to challenge or contest, in any manner, the basis, issuance, validity, terms, effectiveness or enforceability of this Order or any provision hereof.

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     NOW, THEREFORE, before the filing of any notices and prior to the taking of any testimony or adjudication of, or finding on any issue of fact or law herein, and without this Order constituting an admission of any allegation made or implied by the Board of Governors in connection with this proceeding, and solely for the purpose of settlement of this proceeding:

     IT IS HEREBY ORDERED, pursuant to Section 8(i) of the FDI Act, that:

          1. UBS is hereby assessed and shall pay to the Board of Governors a civil money penalty in the sum of $100,000,000.

          2. The penalty assessed by this Order shall be remitted in full at the time of the execution of this Order by wire transfer of immediately available funds to the Federal Reserve Bank of New York, ABA No. 021001208, to the attention of Thomas C. Baxter, Jr., General Counsel and Executive Vice President. The Reserve Bank, on behalf of the Board of Governors, shall distribute this sum to the U.S. Department of the Treasury, pursuant to Section 8(i) of the FDI Act (12 U.S.C. § 1818(i)).

          3. The provisions of this Order shall not bar, estop, or otherwise prevent the Board of Governors or any other federal or state agency from taking any other action affecting UBS or any of its current or former institution-affiliated parties, as defined in Sections 3(u) and 8(b)(4) of the FDI Act (12 U.S.C. §§ 1813(u) and 1818(b)(4)), or their successors and assigns.

     BY ORDER of the Board of Governors, this 10th date of May, 2004.

UBS, AG		BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

By:	/s/ Dr. Peter Kurer	By:	/s/ Jennifer J. Johnson

	Dr. Peter Kurer		Jennifer J. Johnson
	UBS Group General Counsel		Secretary of the Board

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Schwanengasse 12 P.O. Box CH-3001 Berne Phone +41 31 322 69 11 Fax +41 31 322 69 26 info@ebk.admin.ch www.sfbc.admin.ch

May 10, 2004

Media release
Contact	Urs Zulauf
Phone	+41 31 322 69 09
E-mail	urs.zulauf@ebk.admin.ch
Embargo	—

The SFBC Reprimands UBS over US Dollar Banknotes Trading

Bank officers and employees of UBS Investment Bank Switzerland have repeatedly acted in breach of UBS’s contractual obligations by failing to comply with US embargo provisions incorporated by reference in an agreement providing for the circulation of US Dollar banknotes and by providing incorrect information to the Federal Reserve Bank of New York (New York FED). The Swiss Federal Banking Commission (SFBC) has reprimanded UBS and decided to impose corrective measures. This action has been coordinated with action being taken by the Federal Reserve in the United States.

UBS Investment Bank Switzerland has entered into a contract with the New York FED concerning its participation to the Extended Custodial Inventory Program for United States Dollar Banknotes (ECI Program). The ECI Program seeks to ensure the worldwide supply of US dollars to the economy. Pursuant to this program, UBS was selected as a depository institution to hold currency in its vaults in Zurich and was entrusted to introduce new series of banknotes and to purchase used banknotes. In this connection, UBS had agreed to comply with US-Embargo provisions.

Bank officers and employees of the Banknote Trading Unit of UBS Investment Bank Switzerland have repeatedly entered into transactions under the ECI Program with banks from countries targeted by US embargo provisions (Libya, Cuba, Iran and Yugoslavia), thereby knowingly acting in breach of its contractual obligations to the New York FED. Moreover, certain bank officers and employees of the Banknote Trading Unit of UBS Investment Bank Switzerland have provided to the New York FED manipulated statistical data, omitting to report the prohibited ECI-related transactions. In Oktober 2003, the contract was terminated.

The bank expressed regrets for its misconduct and initiated wide ranging corrective measures. These measures comprise consequences for bank officers and employees, including several dismissals, and a decision to terminate banknote trading activities with foreign professional banknote traders.

In the context of its investigation, the SFBC has closely coordinated its action with the Federal Reserve (www.ny.frb.org/newsevents/index.html). Today, both authorities are simultaneously publicly announcing their measures. In its decision, the SFBC declared that (i) employees of the Banknote Trading Unit of UBS Investment Bank Switzerland had repeatedly and knowingly acted in breach of the ECI Program contract and had submitted manipulated statistical data to the New York FED; (ii) UBS had insufficiently monitored the execution of the said contract and insufficiently informed the SFBC and the New York FED. Consequently, the SFBC reprimanded the bank on account of its serious violations of the requirements concerning fit and proper business conduct and organizational adequacy. The SFBC also prohibited UBS from resuming banknote trading with foreign professional banknote traders, until re-authorized. SFBC personnel will inspect on site the effectiveness of the measures taken by the bank. Unlike the Federal Reserve, the SFBC however cannot impose monetary penalties in such cases.

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INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956), and into any outstanding offering circular that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

		By:	/s/ Robert Dinerstein
			Name: Title	Robert Dinerstein Managing Director

		By:	/s/ Per Dyrvik
			Name:	Per Dyrvik
			Title:	Managing Director

Date:	May 11, 2004